6021

COPY 1
FILE NO 1-9945

3-1-02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

MAR 07 2002

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

02024382

For the month of March 2002

National Australia Bank Limited
ACN 004 044 937
(Registrant's Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

PROCESSED
MAR 25 2002
P THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

National

ASX Announcement

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937500
Bourke Street
Melbourne
Victoria 3000
Australia

Telephone: (03) 8641 3580
Facsimile: (03) 8641 4925

Melbourne – Saturday 2 March 2002

National completes the sale of HomeSide's operating assets

National Australia Bank today announced the completion of the sale of HomeSide Lending, Inc.'s operating platform and all of its operating assets to Washington Mutual Inc as at 1 March 2002 on terms consistent with the original sale announcement.

The National retains HomeSide Lending Inc.'s mortgage servicing rights and related financial hedges.

For further information contact:

Brandon Phillips
0419 369 058
National Australia Bank

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

....

Date: 5 March 2002

Title: *Associate Company Secretary*